SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 27, 2006, announcing that Ford has extended its multi-year contract which designates CATIA 5 as the global design and engineering standard for all new vehicle development.

Ford Designates CATIA V5 as Global Design and
Engineering Standard for All New Vehicle
Development

Reinforces Commitment to IBM and Dassault Systèmes’
PLM Solutions for New Product Development

Paris, July 27, 2006 – IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), world leaders in 3D and Product Lifecycle Management (PLM), today announced that Ford Motor Company has extended its multi-year contract, which designates CATIA V5 as the global design and engineering standard for all new vehicle and powertrain systems development. A component of the CATIA V5 solution at Ford is the Engineering Hub, which provides a native V5 environment for sophisticated access and management of CATIA V5 within Ford’s C3P NG platform. This C3P NG solution is used for new product development across the Ford extended enterprise and within Ford affiliated companies. This helps Ford, at a global level, to continue streamlining digital product development processes — fostering both innovation and competitiveness — and accelerating time-to-market.

C3P NG is Ford’s product development platform, which delivers the next level of digital product capabilities to all brand partners in Ford Motor Company, effectively conducting enterprise-wide vehicle and technology product creation.

CATIA V5‘s ability to quickly adapt a design for other vehicles on the same platform is critical to making gains in an overall corporate product development process, and is directly contributing to Ford’s goal of reducing product development costs and increasing product quality. Used by Ford since 2003, CATIA V5 was first implemented on the Body-in-White development of the new Ford Fusion, Mercury Milan, and Lincoln Zephyr vehicles, helping Ford reduce its overall digital development time. Use of CATIA V5 has expanded into other vehicle programs and functional domains, including chassis, electrical and interior.

John Porter, vice-president, Product Lifecycle Management, IBM Americas, commented: “This PLM agreement expands and strengthens the existing relationship between IBM and Ford Motor Company, and outlines IBM’s commitment in enabling Ford to design best-in-class vehicles. Ford’s decision to expand their relationship with us is proof positive that they view our PLM solutions as key to their innovation and business growth. This further strengthens our position in the automotive industry.”

“Dassault Systèmes CATIA V5 PLM is all about fueling innovation. Ford’s focus is on quality, innovation and competitiveness and Dassault Systèmes’ solutions are helping meet that challenge,” said Joel Lemke, CEO of Dassault Systèmes’ ENOVIA brand and the company’s global Ford executive. “CATIA V5 is delivering higher quality design information earlier in the Ford vehicle development process than ever before.”

“The Engineering Hub manages ‘engineering-owned’ intellectual property gathered during the product life cycle, and provides a consistent information infrastructure, supporting the complex web of inter-relationships that relate individual data components,” continued Lemke.

Leveraging CATIA V5, developed by Dassault Systèmes and a core foundation of the IBM portfolio of PLM solutions, enables a top-down, functional approach to geometric modeling, preserving product & process associativity and integration. Within the context of the associative design process, CATIA V5 yields a significant reduction in geometric modeling time, while delivering greater design fidelity and completeness earlier in the product development process.

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About IBM
To know more about IBM and PLM, visit http://www.ibm.com/solutions/plm

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

IBM Press Contact:	Dassault Systèmes Press Contacts:
Zohra Dali	Derek Lane (Americas)
+33 6 71 92 71 87	+1(818) 673-2243
zohradali@fr.ibm.com	derek lane@ds-us.com

Anthony Maréchal
01 55 49 84 21
anthony marechal@ds-fr.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

Financial Dynamics:
Nelly Dimey: +33 1 47 03 68 19
Pierre Mas: +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: July 27, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration